UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 16, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ligand Pharmaceuticals Incorporated

File No. 1-33093 - CF#30366

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        Ligand Pharmaceuticals Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 8, 2013.

        Based on representations by Ligand Pharmaceuticals Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through July 17, 2023
Exhibit 10.2	through July 23, 2023
Exhibit 10.3	through August 12, 2023
Exhibit 10.4	through August 12, 2023

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary